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                                                                    EXHIBIT 16.1


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549


June 19, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of Cal Dive International, Inc. for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the five paragraphs of Item 4 included in the Form 8-K date June 13, 2002 of Cal Dive International, Inc. filed with the Securities and Exchange Commission and have found no basis for disagreements with the statements contained therein.





cc:   Mr. A. Wade Pursell, Chief Financial Officer
      Cal Dive International, Inc.